                                                                      EXHIBIT 12



                               NETWORK PLUS CORP.



                             COMPUTATION OF RATIOS


                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES



                                                                                NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                    -----------------------------------------   -----------------
                                    1993    1994     1995     1996     1997      1997      1998
                                    ----   ------   ------   ------   -------   -------   -------
EARNINGS
Net income (loss) before income
  taxes...........................  $ 45   $3,019   $4,007   $1,475   $(3,149)  $(1,404)  $(1,844)
Combined fixed charges............    86      135      207      542       801       505     1,492
                                    ----   ------   ------   ------   -------   -------   -------
          Total Earnings..........  $131   $3,154   $4,214   $2,014   $(2,348)  $  (899)  $  (352)

COMBINED FIXED CHARGES
Interest expense..................  $  5   $    2   $   40   $  313   $   557   $   330   $   781
Preferred stock dividends and
  accretion of issuance costs and
  discount........................    --       --       --       --        --        --       498
Interest portion of operating
  lease rentals...................    81      133      167      229       244       175       213
                                    ----   ------   ------   ------   -------   -------   -------
          Total Combined Fixed
            Charges...............  $ 86   $  135   $  207   $  542   $   801   $   505   $ 1,492

RATIO OF EARNINGS TO
  COMBINED FIXED CHARGES..........   1.5x    23.4x    20.4x     3.7x     (2.9)x    (1.8)x    (0.2)x